EXHIBIT 10.18

STAGE STORES, INC.
NONSTATUTORY STOCK OPTION AGREEMENT

THIS NONSTATUTORY STOCK OPTION AGREEMENT (the "Agreement") is made effective the _____ day of _____ 20____which is the date the Director was elected to the Board of the Company (the "Date of Grant"), by and between Stage Stores, Inc., a Nevada corporation (hereinafter called the "Company"), and _____, a member of the Board of Directors of the Company (hereinafter called the "Director").

WHEREAS, the Board of Directors of the Company (the "Board") has adopted, and the Company's shareholders have approved, the Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan (the "Plan"); and

WHEREAS, the Company considers it desirable and in the Company's best to reward, retain and attract non-employee Directors of the Company and to provide non-employee Directors with the opportunity to align their interests with those of the shareholders of the Company; and

WHEREAS, the Company's Corporate Governance Guidelines provide that upon a new Director's appointment to the Board, the Director will be granted, at the Director's election, either (a) stock options to purchase the Company's common stock, or (b) restricted shares of the Company's common stock, in either case valued at $50,000 based on a Net Present Value (the "Initial Grant"); and

WHEREAS, the Director has elected to take the Initial Grant in the form of stock options.

NOW, THEREFORE, in consideration of the premises, it is agreed as follows:

1. **GRANT OF OPTION.** The Company hereby grants to the Director the right, privilege and option to purchase a total of _____ Common Shares (the "Stock Option"), in the manner and subject to the conditions as hereinafter provided. For purposes of this Agreement, "Common Shares" shall mean the Company's presently authorized voting common stock, par value $0.01.

2. **OPTION PRICE.** The exercise price deliverable upon the exercise of a Stock Option shall be $_____ per Common Share, which is the Fair Market Value of a Common Share on the Date of Grant (the "Option Price").

3. **TERM, VESTING AND LIMITATION ON EXERCISE.** The term of this Stock Option is seven (7) years from the Date of Grant of the Stock Option (the "Option Term"). The Stock Option may not be exercised after the expiration of its Option Term. The Stock Option shall vest and become exercisable by the Director according to the following schedule:

Period from Date of Grant	Cumulative Percentage of Option Shares Which May Be Exercised
1 year	25%
2 years	50%
3 years	75%

4 years	100%

Notwithstanding the above vesting schedule, in the event of a Change of Control (as defined in Section 23 of this Agreement), the Stock Option granted under this Agreement shall immediately vest and be exercisable by the Director.

4. **PAYMENT OF OPTION PRICE.** The entire Option Price with respect to the exercise of a Stock Option shall be payable in full at the time of the exercise of the Stock Option. The Option Price may be paid in cash or, in whole or in part, through the surrender of a portion of the vested Stock Options held by the Director at the Fair Market Vlue of the Common Shares on the exercise date or through previously acquired Common Shares at their Ffair Market Value on the exercise date. If the Director elects to surrender vested Stock Options in payment of all or a portion of the Option Price, such Stock Options surrendered shall be cancelled and the Director waives all rights thereunder. For purposes of this Agreement, fair market value means the closing price on that date, or on the next business day if that date is not a business day, of a Common Share as the price is reported on the applicable exchange or market on which the Common Shares are traded; provided that, if the Common Shares shall not be reported on an exchange or market, the fair market value of Common Shares shall be as determined in good faith by the Board in such reasonable manner as it may deem appropriate in accordance with applicable law. For purposes of this Agreement, reference to the "Board" shall include the Compensation Committee to the extent that the Board has designated the Compensation Committee to administer the Plan.

5. **NONQUALIFIED STOCK OPTIONS.** The Stock Option granted under this Agreement shall be a "non-qualified" stock option subject to Section 83 of the Internal Revenue Code (the "Code"), and is not an "incentive stock option" within the meaning of Section 422 of the Code.

6. **DEATH OF DIRECTOR.** Upon the death of the Director, the Stock Option shall vest and may be exercised by the Director's estate, or by a person who acquires the right to exercise the Stock Option by bequest or inheritance or by reason of the death of the Director, provided that the exercise occurs within the remaining Option Term, but in no event more than one (1) year after the date of the Director's death. Any portion of the Stock Option not exercised within such 1-year period shall terminate.

7. **RETIREMENT OR DISABILITY OF DIRECTOR.** In the event the Director ceases to be a member of the Board by reason of the Director's Retirement (as defined below) or permanent disability (as determined by the Board), the Stock Option shall vest and the Director may, within one (1) year from the date the Director ceases to be a member of the Board, exercise the Stock Option, provided that the exercise occurs within the remaining Option Term. Any portion of the Stock Option not exercised within such one (1) year period shall terminate. For purposes of this Agreement, the term "Retirement" means attaining the age at which a member of the Board must cease serving on the Board as set forth in the Company's Corporate Governance Guidelines (which age is currently 75 years old).

8. **OTHER CESSATION OF DIRECTORSHIP.** In the event the Director ceases to be a member of the Board for any reason other than the Director's death, Retirement or permanent disability within two (2) years of the Date of Grant, the Stock Option shall terminate.

In the event the Director ceases to be a member of the Board for any reason other than the Director's death, Retirement or permanent disability more than two (2) years from the date of grant of the Stock Option, the Director may, within one (1) year from the date the Director ceases to be a member of the Board, exercise the Stock Option to the extent the Stock Option was exercisable on the date the Director ceases to be a member of the Board, provided that the exercise occurs within the remaining Option Term.

9. **EXERCISE OF OPTION.**

(a) To exercise the Stock Option, the Director or his or her successor shall give written notice to the Company's Treasurer at the Company's principal office, accompanied by full payment of the Option Price for the Common Shares being purchased and a written statement that the Common Shares are being purchased for investment and not with a view to distribution; however, this statement shall not be required if the Common Shares subject to the Stock Option are registered with the Securities and Exchange Commission. If the Stock Option is exercised by the successor of the Director following the Director's death, proof shall be submitted, satisfactory to the Company, of the right of the successor to exercise the Stock Option.

(b) Common Shares issued pursuant to this Agreement which have not been registered with the Securities and Exchange Commission shall bear the following legend:

> **The Securities represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.**

(c) The Company shall not be required to transfer or deliver any certificate or certificates for Common Shares purchased upon any exercise of this Stock Option: (i) until after compliance with all then applicable requirements of law; and (ii) prior to admission of the Common Shares to listing on any stock exchange on which the Common Shares may then be listed. In no event shall the Company be required to issue fractional shares to the Director or his or her successor.

10. **GENERAL RESTRICTIONS.** The Stock Option shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the shares of Common Shares subject or related thereto upon any securities exchange or under any state or Federal law, (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Director with respect to the disposition of Common Shares is necessary or desirable as a condition of, or in connection with, the granting of the Stock Option or the issue or purchase of Common Shares thereunder, the granting of the Stock Option or the issue or purchase of the Common Shares may not be consummated in whole or in part unless the listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Board.

11.   ASSIGNMENT. The rights under this Agreement shall not be assignable or transferable by the Director, except by will or by the laws of descent and distribution. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the rights under this Agreement contrary to the provisions hereof shall be null and void and without effect. During the lifetime of the Director, any right under this Agreement shall be exercisable only by the Director or his or her guardian or legal representative.

12.   WITHHOLDING TAXES. Whenever the Company proposes or is required to issue or transfer Common Shares under this Agreement, the Company shall have the right to require the Director to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for the Common Shares. Alternatively, the Company may issue or transfer the Common Shares net of the number of shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the Common Shares shall be valued on the date the withholding obligation is incurred.

13.   NO RIGHT TO REMAIN DIRECTOR. Nothing in this Agreement shall confer upon the Director the right to remain a member of the Board or affect any right which the Company or its shareholders may have to not reelect or to remove the Director as a member of the Board.

14.   RIGHTS AS A SHAREHOLDER. Neither the Director, his or her legal representative, nor other persons entitled to exercise the Stock Option under this Agreement shall have any rights of a shareholder in the Company with respect to the Common Shares issuable upon exercise of the Stock Option unless and until a certificate or certificates representing the Common Shares shall have been issued to him or her pursuant to the terms hereof.

15.   ADJUSTMENTS. In the event of any change in the outstanding common stock of the Company by reason of stock splits, reverse stock splits, stock dividends or distributions, recapitalization, reorganization, merger, consolidation, split-up, combination, exchange of shares or the like, the Board shall appropriately adjust the number of Common Shares issued under this Agreement, the Option Price, and any and all other matters deemed appropriate by the Board.

16.   STOCK RESERVED. The Company shall at all times during the term of this Agreement reserve and keep available the number of Common Shares as will be sufficient to satisfy the terms of this Agreement.

17.   SEVERABILITY. Every part, term or provision of this Agreement is severable from the others. Notwithstanding any possible future finding by a duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

18.   NOTICE. Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail, postage prepaid, addressed to the Company or the Director at their last known address.

19. **GOVERNING LAW.** This Agreement shall be construed in accordance with and governed by the applicable Federal law and, to the extent otherwise applicable, the laws of the State of Texas.

20. **HEADINGS.** The headings in this Agreement are for convenience only and shall not be used to interpret or construe the provisions.

21. **BINDING EFFECT.** This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company.

22. **INCORPORATION OF PLAN.** The Stock Option is granted pursuant to the terms of the Plan, which is incorporated herein by reference, and the Stock Option shall in all respects be interpreted in accordance with the Plan. Any capitalized term not otherwise defined in this Agreement shall have the meaning as defined in the Plan.

23. **CHANGE IN CONTROL.** In the event of a Change in Control, the Stock Option granted under this Agreement shall immediately vest and be exercisable by the Director. For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred:

(a)   on such date within the 12-month period following the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that represents twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities (the "Trigger Date"), that a majority of the individuals who, as of the Trigger Date, constitute the Board (the "Incumbent Board") are replaced by new members whose appointment or election is not endorsed by a majority of the members of the Incumbent Board before the date of such appointment or election;

(b)   as of the date that any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires ownership of stock that, together with stock held by such person or group, constitutes more than 50% of either (1) the then outstanding shares of common stock of the Company or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, if any one person or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons shall not be considered to cause a Change in Control; or

(c)   the date any one person, or more than one person acting as a group (as defined in §1.409A-3(i)(5)(v)(B) of the Treasury Regulations), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest. Provided further, a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to:

(i)   A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its stock;

(ii)   An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(iii)   A person, or more than one person acting as a group, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company; or

(iv)   An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii) herein.

For purposes of subsection (c) and except as otherwise provided in paragraph (i), a person's status is determined immediately after the transfer of the assets.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

"COMPANY"   STAGES STORES, INC.

_____

Name: _____

Title: _____

"DIRECTOR"   _____

_____, an individual